 [Letterhead of Wachtell, Lipton, Rosen & Katz]

February 3, 2023

VIA EDGAR SUBMISSION

Office of Energy & Transportation
Division of Corporation Finance
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Attention:	Jennifer O’Brien Shannon Buskirk George K. Schuler Anuja Majmudar Kevin Dougherty

Re:	Knife River Holding Co. Draft Registration Statement on Form 10-12B Submitted December 14, 2022 CIK No. 0001955520

Ladies and Gentlemen:

On behalf of our client, Knife River Holding Company (“Knife River” or the “Company”), currently a wholly owned subsidiary of MDU Resources Group, Inc. (“MDU Resources”), this letter responds to the comments from the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated January 13, 2023 (the “Comment Letter”), with respect to the above-referenced Draft Registration Statement on Form 10 (the “Registration Statement”).

In connection with this letter responding to the Staff’s comments, the Company is filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”) electronically via EDGAR.  In addition to filing this letter by EDGAR, we are separately furnishing to the Staff two courtesy copies of Amendment No. 1 marked to show the changes made to the Registration Statement.

For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold and corresponds to the numbered comment contained in the Comment Letter, followed by the response on behalf of the Company.  Terms not otherwise defined in this letter shall have the meanings set forth in Amendment No. 1.  All page references in the responses set forth below refer to pages of Amendment No. 1.

U.S. Securities and Exchange Commission
February 3, 2023

Draft Registration Statement on Form 10-12B Submitted December 14, 2022

Information Statement Summary
Summary Historical Consolidated Financial Data
Consolidated Balance Sheet, page 18

1.
We note your disclosure of Working capital, which does not appear to be consistent with the definition of working capital as defined in the FASB Codification Master Glossary.  Tell us how you considered whether your disclosure of Working capital is a non-GAAP measure per Item 10(e) of Regulation S-K.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on working capital on pages 18, 49 and 81 of Amendment No. 1 to conform to the definition in the FASB Codification Master Glossary.  The Company’s revised disclosure reflects working capital as the excess of current assets over current liabilities.  This revision negates the need for disclosure as a non-GAAP measure.

Risk Factors
Significant changes in prices for commodities, labor, or other production and delivery inputs could negatively affect ..., page 19

2.
We note your risk factor indicating that inflationary pressures could affect your prices and supply and demand for your products and services, etc.  We further note disclosure on page 73 regarding the inflationary impact on your margins.  Please update this risk factor if recent inflationary pressures have materially impacted your operations.  In this regard, identify the types of inflationary pressures you are facing and how your business has been affected.  As part of your disclosure, identify actions planned or taken, if any, to mitigate inflationary pressures.

Response:  In response to the Staff’s comment, pages 19, 20 and 73 of Amendment No. 1 have been revised to address the specific impact of inflationary pressures on the Company’s operations and the mitigating measures taken.

The Separation and Distribution, page 40

3.
Please revise to disclose whether the MDU Resources board of directors considered alternatives to the spin-off transaction, or a spin-off of Knife River and MDU’s Construction Services business as a combined entity, and, if so, why those alternatives were not pursued.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 40 and 42 of Amendment No. 1 to describe certain alternatives to the separation of Knife River that were considered by the MDU Resources board of directors, including a combined spinoff of Knife River and MDU Construction Services Group, Inc.  As described in the revised disclosure, the board of directors of MDU Resources determined that the separation of Knife River is the best path forward for MDU Resources and its stockholders.

U.S. Securities and Exchange Commission
February 3, 2023

Selected Historical Consolidated Financial Data
Non-GAAP Financial Measures, page 49

4.
We note your presentation of EBITDA and your statement that it is “calculated by adding back interest expense and depreciation, depletion and amortization expense to income (loss) before income taxes.”  However, net income as presented in the statement of operations is the GAAP measure intended by the term “earnings” in the calculation of EBITDA in Exchange Act Release No. 47226.  Refer to Item 10(e)(i)(B) of Regulation S-K and Questions 103.01 and 103.02 of the Compliance and Disclosure Interpretations for Non-GAAP Financial Measures, and revise your disclosure accordingly.  This comment applies to the qualitative and quantitative reconciliation disclosures on page 87 as well.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 87 of Amendment No. 1.  The Company’s revised disclosure reflects the GAAP measure of net income as the basis in the calculation of EBITDA.

5.
We note the disclosure of EBITDA margin in other sections of your submission.  Please expand your disclosures here to identify EBITDA Margin as a Non-GAAP measure and provide the disclosures required by Item 10(e) of Regulation S-K and Regulation G.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 49 and 87 of Amendment No. 1.

Business
Business Segments, page 56

6.
We note your reference under this heading and elsewhere in the submission to “net revenue.” Please clarify what is meant by referring to revenue on a net basis, which is not consistent with the presentation of revenue on the consolidated statements of income.

Response:  The Company respectfully acknowledges the Staff’s comment and, in order to be consistent with the presentation on the consolidated statements of income, has changed all references of “net revenue” to “revenue” in Amendment No. 1.

U.S. Securities and Exchange Commission
February 3, 2023

Aggregate sites and reserves, page 68

7.
We reviewed your reserve disclosure and noted the sale price for your salable products which serves as a basis for your reserve determination was not disclosed in your filing as required by the footnotes to Tables 1 and 2 of paragraph (b) of Item 1303 of Regulation S-K.  Please modify your filing to include your reserve price for your properties with your reserve tables.

Response: The Company respectfully directs the Staff to pages 68 and 69 of Amendment No. 1, which states the average selling price of the Company’s saleable products that serves as a basis for the Company’s reserve determination, along with a discussion of how it was calculated. Additionally, in response to the Staff’s comment, the Company has revised the disclosure on page 69 of Amendment No. 1 to include such reserve pricing determination in a footnote to the tables presented.

8.
Please report your mine site production and ownership/lease status by division (regional) and type (aggregate or sand and gravel) to correspond to your reserve reporting.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 68 of Amendment No. 1 to include two additional tables, which present mine production and ownership/lease status by region and by type (crushed stone or sand and gravel) for the most recent period presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Business Segment Financial and Operating Data, page 76

9.
Please revise the discussion and analysis of operating results where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, to describe the underlying reasons for these material changes in quantitative and qualitative terms.  Refer to Item 303 of Regulation S-K.  As one example, we note the decrease in gross profit experienced in the Pacific reportable segment on page 77 is attributed to higher fuel, material and production costs, partially as a result of inflationary pressures, but that these costs were somewhat offset by the higher average selling prices.  As another example, the increase in net revenue in the Northwest reportable segment is attributed to higher sales volumes and higher average selling prices on products.  Refer to Item 303(b)(2)(iii)) for guidance on describing the reasons for changes from period to period in revenue.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 75 through 81 of Amendment No. 1 to include additional quantitative disclosure related to the offsetting items within each line.

U.S. Securities and Exchange Commission
February 3, 2023

Critical Accounting Estimates
Goodwill, page 86

10.
We note your statement that “At October 31, 2021, the fair value of Knife River substantially exceeded the carrying value.”  Please further revise this statement to clarify that material goodwill does not exist at reporting units that are at risk of failing step one or that no reporting units are at risk.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 86 and F-15 of Amendment No. 1 to clarify that the fair value substantially exceeds the carrying value at all reporting units.

Description of Knife River Holding Company’s Capital Stock
Exclusive Forum, page 113

11.
We note your disclosure here and on page 37 that your forum selection provision in your amended and restated certificate of incorporation will identify the state courts located within the State of Delaware (or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any “derivative action.”  Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act.  If so, please also state that there is uncertainty as to whether a court would enforce such provision.  If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.  In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.  If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 37 of Amendment No. 1, as well as the corresponding disclosure on page 114 of Amendment No. 1, to specify the scope of the exclusive forum provision in the Company’s amended and restated bylaws, and to note that such exclusive forum provision could also make it more expensive for investors to bring a claim against the Company.

Notes to the Consolidated Financial Statements
Note 3 - Significant Accounting Policies
Revenue recognition, page F-12

12.
We note your statement that the “nature of the services provided generally include integrating a set of services and related construction materials into a single project to create a distinct bundle of goods and services, which is then evaluated to determine whether a separate performance obligation exists.”  Please revise to disclose how you determine the transaction price for your contracts, including any methods, inputs and assumptions used, and how you allocate the transaction price, including how you estimate the stand-alone selling price.  Refer to FASB ASC 606-10-50-20.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1 to note that the products and services performed have been identified as being a single performance obligation as they integrate a set of services and related construction materials into a single distinct bundle of goods and services. The Company determines the transaction price to include the fixed consideration required pursuant to the original contract price together with any additional consideration to which the Company expects to be entitled to associated with enforceable change orders plus the estimate of variable consideration to which the Company expects to be entitled, subject to the constraint as more fully discussed below, under Question 13.

U.S. Securities and Exchange Commission
February 3, 2023

13.
Your disclosure indicates that you estimate the amount of revenue to be recognized on variable consideration using estimation methods that best predict the most likely amount of consideration you expect to be entitled to or expect to incur.  Please revise to disclose information about the methods, inputs, and assumptions used in estimating variable consideration and in assessing whether an estimate of variable consideration is constrained. Refer to FASB ASC 606-10-50-20.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1, as well as the corresponding disclosure on page 85, to provide additional discussion surrounding the methods, inputs, and assumptions used in estimating variable consideration and in assessing if it is constrained.

Property, plant and equipment, page F-14

14.
We note that additions to property, plant and equipment are recorded at cost and that you deplete Aggregate reserves using the units-of-production method based on recoverable aggregate reserves.  Please expand your disclosures to explain how you account for your mining activities.  Specifically, we note your properties are currently in various stages of exploration, development and production.  The expanded disclosures should identify how you account for these activities at each stage as well as identify where these amounts are accounted for in your financial statements.  For example, identify where you have expensed exploration and evaluation costs.  Clarify your capitalization policy for your Aggregate reserves balance and the type(s) of reserves used as the basis for your units-of-production method.  Describe the production costs incurred and what amounts are included in inventory or cost of revenue.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-14 of Amendment No. 1 to provide additional discussion surrounding how the Company accounts for costs related to its mining activities at the exploration, development, and production stages.  The revised disclosure also clarifies that the Company uses proven and probable aggregate reserves as the denominator in its units-of-production calculation.

For the production costs incurred as part of the Company’s aggregate mining activities, please refer to page 69 in Amendment No. 1, as previously included in the Registration Statement.

U.S. Securities and Exchange Commission
February 3, 2023

Note 4 - Disaggregation of Revenue, page F-16

15.
Please tell us your consideration of providing additional disaggregation of revenue based on the disclosures on page 65 for Contracting Services Revenue Breakdown.

Response:  In response to the Staff’s comment, the Company has revised the disclosures on pages F-16 and F-17 of Amendment No. 1 to expand the disaggregation table to break out contracting services between public-sector and private-sector contracting services.  The presentation has been revised to bifurcate contracting services into public- and private-sector revenues as the Company believes the revised presentation best depicts the nature, amount, timing and uncertainty of revenue and cash flows for Knife River’s contracting services.

Note 16 - Business Segment Data, page F-28

16.
We note you include the All Other category in the reconciliations provided on pages F-28 and F-29.  Please tell us how these disclosures provided in response to FASB ASC 280-10- 50-30 appropriately reflect reconciliations of the total of the reportable segments to your consolidated amounts.  Refer also to FASB ASC 280-10-50-15 and FASB ASC 280-10-55-48 and 55-49.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page F-29 of Amendment No. 1 to include a table presenting the reconciliation of reportable segment operating revenues and assets to consolidated operating revenues and assets following the example in ASC 280-10-55-48 and 49.

Exhibits

17.
We note your disclosure that in connection with the separation and distribution, Knife River Holding Company anticipates that it will incur short-term and long-term debt.  Please file a copy of these agreements as exhibits when they are available.  Refer to Item 601(b) of Regulation S-K.

Response:  The Company acknowledges the Staff’s comment and advises the Staff that it will provide all information required by Form 10, including filing all remaining required exhibits and completing all remaining blanks, in one or more future pre-effective amendments. The Company understands that the Staff requires a reasonable amount of time for review.

U.S. Securities and Exchange Commission
February 3, 2023

General

18.
We note your disclosure that no vote of MDU Resources stockholders is required in connection with the spin-off.  Please provide us with a legal analysis regarding the basis for that statement.

Response:  The Company respectfully acknowledges the Staff’s comment and notes that separation will be effected through a dividend distribution of the Company’s shares from MDU Resources to MDU Resources stockholders as of the record date.  The Company has been advised by counsel that such a distribution does not require a stockholder vote under Delaware law, based on the analysis set out below.

Pursuant to Section 170 of the General Corporation Law of the State of Delaware (the “DGCL”), “[t]he directors of every corporation, subject to any restrictions contained in its certificate of incorporation, may declare and pay dividends” out of assets legally available therefor.  In addition, pursuant to Section 173 of the DGCL dividends may be paid in “cash, in property, or in shares of the corporation’s capital stock.”  Under Section 159 of the DGCL, shares of stock of a Delaware corporation, like the shares of common stock of the Company owned by MDU Resources that will be distributed as a dividend to effect the spin-off, “shall be deemed personal property.”  A dividend in the form of shares of common stock of a subsidiary, therefore, constitutes a dividend of property, the declaration and payment of which is expressly authorized by Section 173 of the DGCL.  In addition, the certificate of incorporation and bylaws of MDU Resources do not contain any restriction that would require the consent or approval of MDU Resources stockholders for the authorization, declaration and payment of lawful dividends.  Moreover, the spin-off does not constitute a sale, lease or exchange of all or substantially all of its property and assets such that stockholder authorization would be required under Section 271 of the DGCL.  Accordingly, the distribution by MDU Resources to its stockholders of the shares of the Company will not trigger a stockholder vote under Delaware law.

19.
Please provide an analysis of whether the distribution of the Knife River Holding Co. shares to the shareholders of MDU Resources Group constitutes a sale under Section 2(a)(3) of the Securities Act.  We note your disclosure that MDU Resources will retain up to 19.9 percent of the outstanding shares of Knife River Holding Company common stock following the distribution.  You further discuss that MDU Resources intends to dispose of all shares of Knife River Holding Company common stock that it retains after the distribution; such dispositions may include one or more exchanges of shares of the Knife River Holding Company common stock for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash.  As part of your response, explain whether the transactions in connection with the distribution would fundamentally alter the nature of the MDU Resources shareholders’ investment such that the shareholders are providing value for the Knife River shares, and discuss the shareholders economic and voting interests in MDU Resources prior to the transactions compared to their economic and voting interests in MDU Resources and Knife River after the transactions.

Response:  Staff Legal Bulletin No. 4, dated December 16, 1997 (the “Staff Bulletin”), addresses concerns specific to spin-offs that would warrant registration under the Securities Act, and provides that a subsidiary does not have to register a spin-off under the Securities Act if the following five conditions are met: (1) the parent stockholders do not provide consideration for the spun-off shares; (2) the spin-off is pro rata to the parent stockholders; (3) the parent provides adequate information about the spin-off and the subsidiary to its stockholders and to the trading markets; (4) the parent has a valid business purpose for the spin-off; and (5) if the parent spins off “restricted securities,” it has held those securities for at least two years.

U.S. Securities and Exchange Commission
February 3, 2023

The Company respectfully submits that MDU Resources and the Company will have complied with the Staff Bulletin and met all five conditions set forth above in connection with the tax-free distribution of approximately 80.1% or more of the Company’s issued and outstanding common stock to MDU Resources stockholders.  As a result, the distribution of the Knife River Holding Company shares to the stockholders of MDU Resources Group does not constitute a sale under Section 2(a)(3) of the Securities Act.

This analysis addresses each condition in turn:

1.
The parent stockholders do not provide consideration for the spun-off shares.

Pursuant to the separation and distribution, MDU Resources stockholders will receive shares of the Company’s common stock and will not be required to take any action, make any payment or offer any consideration, to receive such shares of the Company in the distribution.

Notably, the nature of MDU Resources stockholders’ investment in the Company will remain unchanged as a result of the separation and distribution.  As a stockholder of MDU Resources, such investors currently own an interest in MDU Resources and all its subsidiaries, including the Company.  Immediately following the distribution (as described in more detail below), such stockholders will continue to hold a proportionate interest in (i) MDU Resources and its subsidiaries and (ii) the newly independent Knife River.  As such, none of the transactions in connection with the distribution will fundamentally alter the nature of the MDU Resources stockholders’ investment such that the stockholders are providing value for the Company’s shares.

U.S. Securities and Exchange Commission
February 3, 2023

2.
The spin-off is made pro rata to parent’s stockholders.

On the distribution date, MDU Resources will distribute to its stockholders approximately 80.1% or more of the issued and outstanding shares of the Company’s common stock on a pro rata basis, with MDU Resources retaining up to 19.9% of the outstanding shares of the Company’s common stock following the distribution.

Furthermore, fractional shares will be handled in a manner that will satisfy Question 6 of the Staff Bulletin.  Pursuant to a separation and distribution agreement, fractional share interests will be aggregated into whole shares and sold in the open market at prevailing market prices by an independent distribution agent and the aggregate net cash proceeds of the open market sales will be distributed pro rata, to each holder who would have otherwise received a fractional share.  The distribution agent, in its sole discretion, without any influence of MDU Resources or the Company, will determine when, how and through which broker-dealer, and at what price to sell the whole shares, and neither the distribution agent nor the broker-dealers through which the aggregated fractional shares are sold will be affiliates of MDU Resources or the Company.

Discussion of Economic and Voting Interests of MDU Resources Stockholders

The MDU Resources stockholders will have the same proportionate economic and voting interest in MDU Resources and the Company both before and immediately following the distribution.  Once the distribution is complete, the Company understands that MDU Resources intends to dispose of all shares of the Company’s common stock that it retains, which may include dispositions through one or more exchanges for debt, distributions to MDU Resources stockholders, exchanges for MDU Resources shares or one or more sales of such shares for cash.  Moreover, during the period after the distribution is complete and through which MDU Resources retains any shares of the Company, MDU Resources will agree to vote such retained shares in proportion to the votes cast by the Company’s other stockholders.

Following the completion of the distribution, when MDU Resources ultimately disposes of such retained shares, MDU Resources will make a separate determination as to whether such disposition results in an offering of shares of Company common stock that requires registration under the Securities Act.

Discussion of Spin-offs of Less Than All of a Subsidiary’s Shares

Regarding the eligibility of the retained share structure of the separation, the Staff Bulletin states that “[i]n a spin-off, a parent company distributes shares of a subsidiary to the parent company’s shareholders.”  The Staff Bulletin, however, does not provide that the parent company is required to distribute all of the shares of a subsidiary to the parent company’s stockholders.  In some cases, a parent may distribute fewer than all of the shares of the spin-off company.

U.S. Securities and Exchange Commission
February 3, 2023

While it is more common for parent companies to spin-off 100% of the shares of the company being spun-off, many companies have engaged in partial spin-offs.  The Company has reviewed completed spin-off transactions that were filed with the SEC on Form 10 over the last five years and has identified the following partial spin-offs filed in reliance on the Staff Bulletin, in addition to the Company’s spin-off:

1.
General Electric Company’s spin-off of 80.1% of the outstanding common stock of GE Healthcare Holding LLC (File No. 001-41528) (Form 10 originally filed October 11, 2022 and effective on December 8, 2022);

2.
Alliance Data Systems Corporation’s spin-off of 80.1% of the outstanding common stock of Loyalty Ventures Inc. (File No. 001-40776) (Form 10 originally filed September 1, 2021 and effective on October 22, 2021);

3.
J2 Global, Inc.’s spin-off of 80.1% of the outstanding common stock of Consensus Cloud Solutions, Inc. (File No. 001-40750) (Form 10 originally filed August 18, 2021 and effective on September 23, 2021);

4.
Colfax Corporation’s spin-off of 90% of the issued and outstanding shares of common stock of ESAB Corporation (File No. 001-41297) (Form 10 originally filed February 22, 2022 and effective on March 18, 2022);

5.	Zimmer Biomet Holdings, Inc.’s spin-off of 80.3% of the outstanding common stock of ZimVie Inc. (File No. 001-41242) (Form 10 originally filed January 21, 2022 and effective on February 7, 2022);

6.
Prudential Public Limited Company’s spin-off of 69% of the outstanding common stock of Jackson Financial, Inc. (File No. 001-40274) (Form 10 originally filed March 3, 2021 and effective on August 6, 2021);

7.
International Paper Company’s spin-off of 80.1% of the outstanding common stock of Sylvamo Corporation (File No. 001-40718) (Form 10 originally filed August 9, 2021 and effective on September 3, 2021);

8.
International Business Machines Corporation’s spin-off of 80.1% of the outstanding common stock of Kyndryl Holdings, Inc. (File No. 1-40853) (Form 10 originally filed September 28, 2021 and effective on October 14, 2021);

9.
EQT Corporation’s spin-off of 80.1% of the outstanding common stock of Equitrans Midstream Corporation (File No. 001-38629) (Form 10 originally filed August 10, 2018 and effective on  October 26, 2018); and

U.S. Securities and Exchange Commission
February 3, 2023

10.
ServiceMaster Global Holdings, Inc.’s spin-off of 80.1% of the outstanding common stock of frontdoor, inc. (CIK No. 0001-727263) (Form 10 originally filed January 23, 2018 and effective on  September 7, 2018).

Of the ten partial spin-offs referenced above, six describe post-distribution transactions through which the parent entity could dispose of its retained interest in the spun-off subsidiary.  In none of these partial spin-offs did the Staff conclude that such disposition would fundamentally alter the nature of the parent stockholders’ investment.  The disposition transactions contemplated by the Company as described on pages 15, 16, 35, 42 and 99 of Amendment No. 1 are substantially similar to such transactions described in the partial spin-offs referenced above.

In reviewing available Staff comment letters and responsive correspondence issued in connection with the partial spin-offs referenced above, none have commented specifically upon the applicability of the Staff Bulletin to a partial spin-off.

3.
The parent must provide adequate information to its shareholders and the trading markets.

The Company will satisfy the requirement of providing adequate information by publicly filing the Form 10, including the Information Statement contained as Exhibit 99.1 (the “Information Statement”), to register the Company’s shares under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and sending notice of the Information Statement to MDU Resources stockholders.  The Information Statement describes the separation and substantially complies with Regulation 14A or Regulation 14C under the Exchange Act, as called for by the Staff Bulletin.

4.
Valid Business Purpose for Spin-Off.

The benefits and business purposes are set forth on pages 40 through 41 of the Amendment No. 1.  The Staff Bulletin states that “the parent must determine whether there is a valid business purpose for the spin-off.”  The Company has been advised that MDU Resources determined that these constituted valid business purposes for the separation, and the Company believes that these were valid business purposes for the separation.

While the Staff Bulletin provides that “the facts of a particular situation will determine whether the business purpose is valid,” the Staff Bulletin goes on to say that the Staff has recognized the following examples as valid business purposes for a spin-off: (i) “allowing management of each business to focus solely on that business,” (ii) “providing employees of each business stock-based incentives linked solely to his or her employer,” (iii) “enhancing access to financing by allowing the financial community to focus separately on each business,” or (iv) “enabling the companies to do business with each other’s competitors.”  Three of these examples of valid business purposes are consistent with the business purposes for the separation of MDU Resources’ described in Amendment No. 1, on pages 40 through 41.

U.S. Securities and Exchange Commission
February 3, 2023

Furthermore, the Staff Bulletin also provides three examples of invalid business purposes: (i) “creating a market in the spun-off securities without providing adequate information to the shareholders or to the trading markets,” (ii) “the creation of a public market in the shares of a company that has minimal operations or assets,” or (iii) “the creation of a public market in the shares of a company that is a development stage company that has no specific business plan or whose business plan is to engage in a merger or acquisition with an unidentified company.”  None of these three invalid business purposes are applicable to the Company.

5.
If the parent spins off “restricted securities,” the parent must have held those securities for at least two years.

The Staff Bulletin states that the two-year holding period condition does not apply where the parent formed the subsidiary being spun off, rather than acquiring the business from a third-party.  As set forth on pages 17 and 42 of Amendment No. 1, MDU Resources formed the Company on November 9, 2022, for the purpose of holding Knife River Corporation in connection with the separation and distribution described therein. Accordingly, the Company respectfully submits that this final condition has been satisfied.

*     *     *     *     *

If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1056 or JLRobinson@wlrk.com or my colleague, Travis C. Anderson-Hamilton, at (212) 403-1170 or TCAnderson-Hamilton@wlrk.com.

Sincerely,

/s/ John L. Robinson
John L. Robinson

cc:	Karl A. Liepitz, Vice President, General Counsel and Secretary, MDU Resources Group, Inc. Andrew R. Brownstein, Wachtell, Lipton, Rosen & Katz